
NWICODE

Ruslan NW · 3rd

Founder and CEO Nwicode, Inc

New York, New York, United States ·

Contact info

500+ connections

Message More

Nwicode CMS

Higher military school

Providing services
Application Development, Custom Software Development, iOS Development...
See all details

Featured


CREATE MOBILE APPS ON ANY TOPIC
NO PROGRAMMING, NO CODE

My name is Ruslan, I am the founde
of mobile applications without code
that small and medium-sized busine
applications using AI without code.

**Invest in Nwicode Inc: Nwicode a s
creating mobile apps for IOS and A**
wefunder.com • 4 min read

3

Experience

NWICODE

Chief Executive Officer
Nwicode CMS · Full-time
Jul 2020 – Present · 1 yr
United States

Founder and CEO
Self-employed
Oct 2014 – Mar 2020 · 5 yrs 6 mos
Moscow, Russia

Restaurant. Food delivery. Own business.

Security Engineer
VIP House · Full-time
Apr 2005 – Oct 2014 · 9 yrs 7 mos
Moscow, Russia

Construction of country houses. He worked as a chief engineer for occupational safety.

Education

Higher military school
Engineer-economist, Engineer-economist
1992 – 1996

Skills & endorsements

Продажи и маркетинг · 5

Den Burenok and 4 connections have given endorsements for this skill

Маркетинг · 5

Den Burenok and 4 connections have given endorsements for this skill

Разработка мобильных приложений · 5

Den Burenok and 4 connections have given endorsements for this skill

Show more